Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235780

PROSPECTUS SUPPLEMENT NO. 9

To Prospectus dated February 10, 2020

9,321,593 Shares of Common Stock

This prospectus supplement no. 9 supplements the prospectus dated February 10, 2020, or the Prospectus, relating to the proposed resale or other disposition from time to time of up to 9,321,593 shares of DermTech, Inc., or the Company, common stock, $0.0001 par value per share, or the Common Stock, as follows: (i) an aggregate of up to 8,565,893 shares of Common Stock held by parties to the Registration Rights Agreement (as defined in the Prospectus), of which 3,076,925 shares of Common Stock were issued in connection with a private placement, or the PIPE Financing, consummated in connection with the Company’s Business Combination (as defined in the Prospectus); (ii) an aggregate of up to 615,385 shares of Common Stock that are issuable upon the conversion of outstanding shares of the Series A Convertible Preferred Stock of the Company that were issued to certain parties to the Registration Rights Agreement in connection with the PIPE Financing; and (iii) an aggregate of up to 140,315 shares of Common Stock underlying certain outstanding warrants, or the Warrants, that were issued in connection with the Warrant Agreement (as defined in the Prospectus) and are held by certain selling securityholders. The Company is not selling any securities under the Prospectus and will not receive any of the proceeds from the sale of securities by the selling securityholders, except that the Company may receive up to approximately $3,227,245 in aggregate gross proceeds from the exercise of the Warrants, if the Warrants are exercised for cash (and, as applicable, not on a cashless basis), based on the per share exercise price of the Warrants.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on August 14, 2020.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

The selling securityholders or their assignees or successors-in-interest may offer and sell the shares of Common Stock described in the Prospectus in a number of different ways and at varying prices. We provide more information about how a selling securityholder may sell its shares of Common Stock in the section titled “Plan of Distribution” appearing in the Prospectus.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “DMTK.” On August 13, 2020, the last reported sale price of our Common Stock was $12.28 per share.

_______________________

AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 29 OF PROSPECTUS SUPPLEMENT NO. 8, DATED AUGUST 5, 2020, TO THE PROSPECTUS.

_____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

The date of this prospectus supplement is August 14, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2020

DERMTECH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38118	84-2870849
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11099 N. Torrey Pines Road, Suite 100

La Jolla, CA 92037

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code (858) 450-4222

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	DMTK	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.02.	Unregistered Sales of Equity Securities.

As previously disclosed in the Current Reports on Form 8‑K filed by DermTech, Inc., or the Company, with the Securities and Exchange Commission, or the SEC, on September 5, 2019, March 2, 2020 and May 27, 2020, and in the Company’s definitive proxy statement filed with the SEC on April 29, 2020 under the section heading beginning “Proposal 4,” which disclosures are incorporated herein by reference, (i) the Company issued 1,230.77 shares of its Series A Convertible Preferred Stock, or the Series A Preferred Stock, as part of a private placement on August 29, 2019, (ii) the Company issued 523.8094 shares of its Series B‑2 Convertible Preferred Stock, or the Series B‑2 Preferred Stock, as part of a private placement on March 4, 2020, and (iii) at the Company’s 2020 Annual Meeting of Stockholders held on May 26, 2020, the Company’s stockholders approved, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of shares of the Company’s common stock, or the common stock, underlying the Series B‑2 Preferred Stock, which is referred to herein as the Stockholder Approval.

On August 10, 2020, entities affiliated with Farallon Capital Management, L.L.C., or the Farallon entities, converted (i) an aggregate of 1,230.77 shares of Series A Preferred Stock into 615,385 shares of common stock and (ii) an aggregate of 523.8094 shares of Series B‑2 Preferred Stock into 523,814 shares of common stock, and the Company issued an aggregate of 1,139,199 shares of common stock to the Farallon entities upon such conversions.  The shares of Series A Preferred Stock and Series B‑2 Preferred Stock converted represented all outstanding shares of each such series of the Company’s preferred stock.  The terms of conversion of the Series A Preferred Stock and Series B‑2 Preferred Stock were as follows.

The Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, or the Series A Certificate of Designation, provides that each share of Series A Preferred Stock is convertible into 500 shares of common stock, subject to adjustment as provided therein (and as previously adjusted for the Company’s one-for-two reverse stock split of its common stock on August 29, 2019, or the Reverse Stock Split). Each share of Series A Preferred Stock is convertible into common stock at the option of the holder, provided that conversion is prohibited, if, as a result of any such conversion, the holder would beneficially own in excess of 9.99% of the total number of shares of common stock outstanding immediately after giving effect to such conversion. The Farallon entities purchased an aggregate of 1,230.77 shares of Series A Preferred Stock, issued on August 29, 2019, for a cash purchase price of $3,250 per share and an aggregate purchase price of approximately $4.0 million, which shares converted into an aggregate of 615,385 shares of common stock at a conversion price of $6.50 per share (as adjusted for the Reverse Stock Split) pursuant to the Series A Certificate of Designation.

The Certificate of Designation of Preferences, Rights and Limitations of Series B‑2 Convertible Preferred Stock, or the Series B‑2 Certificate of Designation, provides that each share of Series B‑2 Preferred Stock is convertible into 1,000 shares of common stock, subject to adjustment as provided therein. Each share of Series B‑2 Preferred Stock is convertible into common stock at the option of the holder, provided that conversion is prohibited (i) until the first trading day after the Stockholder Approval and (ii) following the Stockholder Approval, if, as a result of any such conversion, the holder would beneficially own in excess of 9.99% of the total number of shares of common stock outstanding immediately after giving effect to such conversion.  Upon the Stockholder Approval, the outstanding shares of Series B‑2 Preferred Stock became eligible as of May 27, 2020 to convert into shares of common stock at the option of the holder, subject to the beneficial ownership limitation described in clause (ii) of the preceding sentence.  The Farallon entities purchased an aggregate of 523.8094 shares of Series B‑2 Preferred Stock, issued on March 4, 2020, for a cash purchase price of $10,500.00 per share and an aggregate purchase price of approximately $5.5 million, which shares converted into an aggregate of 523,814 shares of common stock at a conversion price of $10.50 per share (reflecting adjustment for fractional shares) pursuant to the Series B‑2 Certificate of Designation.

The issuances of shares of common stock upon conversion of the Series A Preferred Stock and Series B‑2 Preferred Stock as described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, in reliance on Section 3(a)(9) of the Securities Act. The recipients of the shares represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DERMTECH, INC.

Date: August 14, 2020	By:	/s/ Kevin Sun
Name: Kevin Sun
Title: Chief Financial Officer